SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Pingtan Marine Enterprise Ltd (f/k/a China Growth Equity Investment Ltd.)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G7114V102
(CUSIP Number)

December 31, 2013
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7114V102	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,000 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,000 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G7114V102	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,000 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,000 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G7114V102	13G/A	Page 4 of 6 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on June 6, 2011 (as amended, the “Schedule 13G”), with respect to the ordinary shares of China Growth Equity Investments Ltd. As a result of the business combination described in the Current Report on Form 8-K filed by Pingtan Marine Enterprise Ltd., a Cayman Islands company, (the "Company") on March 1, 2013, this Amendment No. 1 is being made with respect to the common stock, par value $0.01 per share, of the Company. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 1, 2, 4(a), 4(b) and 5 in their entirety as set forth below.

Item 1(a).	NAME OF ISSUER:
The name of the issuer is Pingtan Marine Enterprise Ltd., a Cayman Islands company (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at CN11 Legend Town No. 1, Balizhuangdongli, Chaoyang District, Beijing, PRC 10002.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge International LLC c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: Cayman Islands, British West Indies

(ii)	Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.01 par value (the “Common Stock”).

Item 2(e).	CUSIP NUMBER:
G7114V102

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

CUSIP No. G7114V102	13G/A	Page 5 of 6 Pages

As of December 31, 2013, (i) Highbridge International LLC may be deemed to beneficially own 500,000 shares of Common Stock issuable upon exercise of warrants and (ii) Highbridge Capital Management, LLC, as trading manager of Highbridge International LLC, may be deemed to be the beneficial owner of the 500,000 shares of Common Stock issuable upon exercise of the warrants held by Highbridge International LLC.

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 79,055,053 shares of Common Stock issued and outstanding as of November 14, 2013, as disclosed in the Company’s quarterly report on Form 10-Q filed on November 14, 2013. Therefore, as of December 31, 2013, based on the Company’s outstanding shares of Common Stock, (i) Highbridge International LLC may be deemed to beneficially own approximately 0.6% of the outstanding shares of Common Stock of the Company and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 0.6% of the outstanding shares Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock held by Highbridge International LLC.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. G7114V102	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2014

HIGHBRIDGE INTERNATIONAL LLC By: Highbridge Capital Management, LLC its Trading Manager By: /s/ John Oliva Name: John Oliva Title: Managing Director	HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director